CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors NYMAGIC, INC.:

We consent to incorporation by reference in Registration Statement No. 33-10780, 2-94924 and 33-88342 on Form S-8 of NYMAGIC, INC. of our report dated February 14, 1997 relating to the consolidated balance sheet of NYMAGIC, INC. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows and related schedules for each of the years in the three-year period then ended, which report appears in the December 31, 1996 Annual Report on Form 10-K of NYMAGIC, INC. Our report refers to the adoption of the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994.





KPMG Peat Marwick LLP
New York, New York
February 14, 1997